CUSIP No. 71376K 10 2

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  Schedule 13G


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)



                     Performance Technologies, Incorporated
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   71376K 10 2
                                 (CUSIP Number)




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                     CUSIP No. 71376K 10 2

                                       13G


--------- -------
 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Reginald T. Cable
--------- -------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)
--------- -------
 3        SEC USE ONLY

--------- -------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada
--------- ----------------------------------------------------------------------

                   5     SOLE VOTING POWER - 721,115
NUMBER
OF
SHARES
BENEFICIALLY
OWNED
BY EACH
REPORTING
PERSON
WITH
                  ------ -------------------------------------------------------
                   6     SHARED VOTING POWER - 0

                  ------ -------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER - 721,115

                  ------ -------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER  - 0

--------- -------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          781,948 (See Item 4 for disclaimer of beneficial ownership as to certain shares)


--------- -------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES*

--------- -------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.4%
--------- -------
12       TYPE OF REPORTING PERSON*

          IN
--------- -------




*SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1(a).        Name of Issuer:

                  Performance Technologies, Incorporated

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  205 Indigo Creek Drive
                  Rochester, New York 14626

Item 2(a).        Name of Person Filing:

                  Reginald T. Cable

Item 2(b).        Address of Principal Business Office, or, if None, Residence:

                  150 Metcalfe Street, Suite 1300
                  Ottawa, Ontario, Canada K2P 1P1

Item 2(c).        Citizenship:

                  Canada

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value

Item 2(e).        CUSIP Number:

                  71376K 10 2

Item 3.           Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

                  Not Applicable

Item 4.           Ownership.

                  (a)      Amount Beneficially Owned: 781,948 shares

                           Such amount consists of: (A) 53 shares owned by the Reporting Person directly; (B) 120,000 shares, owned by 3414850 Canada Inc., a corporation organized under the laws of Canada, of which (a) the Reporting Person is a 70% shareholder, and (b) a trust for the benefit of the Reporting Person is a 30% shareholder; (C) 601,062 exchangeable shares of PTI's wholly-owned subsidiary, 3688283 Canada Inc., which are exchangeable into shares of PTI Common Stock currently held by American Stock Transfer and Trust Company as Exchange Agent and Voting Trustee, in the following amounts: (i) 6,006 shares that will be owned by the Reporting Person directly; and
                           (ii)595,056 shares that will be owned by 3414850 Canada Inc., and (D) 60,833 shares subject to a presently exercisable option held by the Reporting Person.

                  (b)      Percent of Class:  6.4%

                  (c) Number of shares as to which such person has:

     (i) sole power to vote or to direct the vote: 721,115

     (ii) shared power to vote or to direct the vote: 0

     (iii) sole power to dispose or to direct the disposition of: 721,115

     (iv) shared power to dispose or to direct the disposition of: 0

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.           Notice of Dissolution of Group.

                  Not Applicable


Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities refered to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 14, 2003                                 /s/ Reginald T. Cable
                                                             -------------------
                                                             Reginald T. Cable